FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Reports Cash Flow from Operating Activities of over $2 Million for the Third Quarter 2007. Dated November 5, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2007

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	MIND CTI Reports Cash Flow from Operating Activities of over $2 Million for the Third Quarter 2007. Dated November 5, 2007.

Exhibit 1

MIND CTI Reports Cash Flow from Operating Activities of over $2 Million for the Third Quarter 2007

Estimated over 10% Internal Sequential Growth in Q4 2007

Yoqneam, Israel, November 5, 2007 - MIND CTI Ltd. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced results for the third quarter 2007.

Monica Eisinger, Chairperson and CEO, commented: "We are confident in our long-term strategy and our execution and we expect to see the results of our successfully completed transition commencing in the fourth quarter of 2007. We started over a year ago to invest heavily in the enhancement of our solutions, while focusing on building our business for the long term, with larger deals and long-term contracts. The focus on larger deals that require longer sales-cycles and longer revenue spread has influenced our results in the last four quarters. Our visibility has continually increased since. Our outstanding operational execution enabled us to maintain profitability. In addition to new wins, great positive cash flow and significant recurrent revenue from our customer base in the third quarter, we also succeeded recently in achieving an additional long-term goal - acquisition of a UK-based company.

We believe that we have achieved all the goals we set until now and we are prepared for the next goal, revenue growth. We expect to achieve over 10% internal growth in the fourth quarter of 2007 compared to the third quarter of 2007 and to reach in total a new revenue record of approximately $5.4 million."

Financial Highlights of Q3 2007

  Revenues of $4.03 million, compared with $4.66 million in the third quarter of 2006.
  Operating income, excluding amortization of intangible assets and equity-based compensation expense, of $550 thousand.
  Net income, excluding amortization of intangible assets and equity-based compensation expense, of $1.11 million or $0.05 per share.
  GAAP net income of $955 thousand or $0.04 per share.
  Cash flow from operating activities of $2.04 million.
  Strong cash position of approximately $37.4 million on September 30, 2007.

Dividend Distribution
In July 2003, the Board of Directors adopted our current dividend policy. We have since distributed dividends five times and we intend to continue to distribute cash dividends based on factors that include our cash position and our activities.

Today, the Board of Directors resolved that the Company should take the necessary steps (including if required a court approval) in order to enable a distribution for the year 2007 of approximately $0.20 per share, which is similar to previous years' average. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution in order to ensure that the Company's creditors are not harmed by the action. The Company expects to obtain such court approval within eight to twelve weeks, although there is no guarantee that such approval will not be delayed or denied.

Prior to paying any dividend, which is still subject to specific Board approval, the Company will issue a press release announcing the exact dividend amount, record date and distribution date.

"Given our strong cash position and our positive operating cash flow, we believe that our dividend policy enhances shareholders value, " stated Monica. "We are well positioned and have the required resources to respond to potentially increasing market needs and at the same time we are focused on targeting potential acquisitions that could benefit the company growth".

Accounting Treatment of Auction Rate Securities
On November 5, 2007, the Board of Directors, after discussions with the Company's independent registered public accounting firm, concluded that the balance sheets and statements of cash flows included in the Company's Form 20-F for the fiscal year ended December 31, 2006 should be amended in order to correct the classification of auction rate securities on the balance sheets and in the statements of cash flows of the Company. Auction rate securities are long-term bonds that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors either to roll over their holdings, whereby they will continue to own their respective securities, or liquidate their holding by selling such securities at par. Given the liquid nature of such securities, they had previously been classified as cash equivalents on both the balance sheets and in the statements of cash flows. However, given that such auction rate securities have long-term stated maturities and that the issuers of such auction rate securities are under no obligation to redeem them prior to their stated maturities, the Company has determined that its investments in such securities, consisting of $22.8 million as of December 31, 2006, should have been classified as short-term investments, rather than as cash equivalents.

This amendment will have no impact on previously reported results of operations, cash flow from operating activities, total current assets, total assets or stockholders' equity.

Investors or other interested parties should refer to the Company's amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, expected to be filed with the SEC within the next 30 days, for additional information.

The recent uncertainties in the credit markets have affected the liquidity of our holdings in auction rate securities, as auctions have been unsuccessful, but at the same time we continue to receive interest every 28 days. While our investments are of high credit quality (AAA/Aaa), at this time we are uncertain as to whether or when the liquidity issues relating to these investments will worsen or improve. We do not believe that it is necessary at this time to adjust the fair value of our portfolio of auction rate securities, but we have decided to classify them as long-term marketable securities on our balance sheet commencing in the third quarter of 2007. As of September 30, 2007, we have a total of $20.3 million invested in auction rate securities.

Conference Call Information
MIND will host a conference call on November 6, 2007 at 8:30 a.m., Eastern Time, to discuss the Company's third quarter 2007 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for Wireless, Wireline, VoIP and Quad-play carriers worldwide. A global company, with over ten years of experience in providing solutions to carriers, MIND operates from offices in Europe, Israel and the United States, serving customers in more than 40 countries around the world. For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

MIND C.T.I LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30	December 31,

	2007	2006	2006

	(Unaudited)	(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents (1)	$ 7,138	$ 4,247	$ 4,771
Short-term investments (1)		22,400	22,800
Accounts receivable:
Trade	3,798	4,862	5,385
Other	630	923	231
Deferred income taxes	133	8	154
Inventories	35	30	35

T o t a l current assets	11,734	32,470	33,376
INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable debentures	10,000		10,000
Marketable securities (1)	20,300
Long term bank deposits		10,000
Other	958	834	1,003
PROPERTY AND EQUIPMENT, net of accumulated depreciation	1,342	1,790	1,558
INTANGIBLE ASSETS, net of accumulated amortization	580	980	888
GOODWILL	6,966	6,966	6,966

T o t a l assets	$ 51,880	$ 53,040	$ 53,791

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$ 495	$ 594	$ 464
Other	1,596	1,497	2,509
Deferred revenues	1,486	1,580	1,236
Advances from customers	365	171	241

T o t a l current liabilities	3,942	3,842	4,450
EMPLOYEE RIGHTS UPON RETIREMENT	1,488	1,495	1,482

T o t a l liabilities	5,430	5,337	5,932

SHAREHOLDERS' EQUITY:
Share capital	54	53	54
Additional paid-in capital	59,642	59,510	59,547
Capital surplus	525	244	325
Accumulated deficit	(13,771)	(12,104)	(12,067)

T o t a l shareholders' equity	46,450	47,703	47,859

T o t a l liabilities and shareholders' equity	$ 51,880	$ 53,040	$ 53,791

(1) See "Accounting Treatment of Auction Rate Securities" above

I

MIND C.T.I LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,

	2007	2006	2007	2006	2006

	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$ 12,884	$ 14,985	$ 4,028	$ 4,659	$ 20,060
COST OF REVENUES	3,659	4,482	1,039	1,392	5,675

GROSS PROFIT	9,225	10,503	2,989	3,267	14,385
RESEARCH AND DEVELOPMENT EXPENSES	4,053	4,715	1,271	1,389	6,118
SELLING AND MARKETING EXPENSES	2,802	2,735	880	868	3,628
GENERAL AND ADMINISTRATIVE EXPENSES	1,269	1,353	447	595	2,135

OPERATING INCOME	1,101	1,700	391	415	2,504
FINANCIAL INCOME (EXPENSES) - net	1,574	* (749)	586	304	* (222)

INCOME BEFORE TAXES ON INCOME	2,675	951	977	719	2,282
TAXES ON INCOME	61	79	22	9	1,373

NET INCOME	$ 2,614	$ 872	$ 955	$ 710	$ 909

EARNING PER SHARE:
Basic and diluted	$ 0.12	$ 0.04	$ 0.04	$ 0.03	$ 0.04

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,583	21,510	21,593	21,528	21,515

Diluted	21,595	21,555	21,602	21,551	21,546

*

Financial expenses for the 9 months period ended September 30, 2006 and for the year ended December 31, 2006 include a loss from a premature withdrawal of long-term deposits in the amount of $1,330,000.

II

MIND C.T.I LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,

	2007	2006	2007	2006	2006

	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 2,614	$ 872	$ 955	$ 710	$ 909
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	650	1,149	186	334	1,391
Deferred income taxes, net	76		8		(293)
Accrued severance pay	6	166	22	72	176
Capital loss (gain) on sale of property and equipment - net	10	(9)	2	(1)	(3)
Employees share based compensation expenses	200	244	69	83	325
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	1,587	(1,473)	874	20	(1,996)
Interest accrued on marketable debentures	(131)		(133)		(37)
Other	(268)	(192)	(129)	25	537
Increase in inventories					(5)
Increase (decrease) in accounts payable and accruals:
Trade	31	(92)	55	(105)	(222)
Other	(913)	(244)	(15)	(87)	768
Increase (decrease) in deferred revenues	250	(64)	147	168	(408)
Increase (decrease) in advances from customers, net	124	(619)	(1)	(171)	(549)

Net cash provided by (used in) operating activities	4,236	(262)	2,040	1,048	593

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in short-term investments (1)	2,500	(22,400)	(300)	(150)	(22,800)
Purchase of property and equipment	(256)	(339)	(89)	(43)	(379)
Amounts funded in respect of accrued severance pay	(10)	(74)	(43)	(62)	(119)
Acquisition of marketable debentures held-to-maturity					(10,000)
Withdrawal of long-term bank deposits		20,000			30,000
Proceeds from sale of property and equipment	120	46	42	10	162

Net cash provided by (used in) investing activities	2,354	(2,767)	(390)	(245)	(3,136)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	95	111	4		149
Dividend paid	(4,318)	(3,009)			(3,009)

Net cash provided by (used in) financing activities	(4,223)	(2,898)	4		(2,860)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,367	(5,927)	1,654	803	(5,403)

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD (1)	4,771	10,174	5,484	3,444	10,174

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD (1)	$ 7,138	$ 4,247	$ 7,138	$ 4,247	$ 4,771

SUPPLEMENTAL DISCLOSURE OF CASH FLOW AND NON CASH ACTIVITIES
Cash paid during the year for income tax	$ 867	$ 31	$ 14	$ 9	$ 39

(1) See "Accounting Treatment of Auction Rate Securities" above

III

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